

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 1, 2009

Richard Pell
Chief Executive Officer
Artio Global Investors Inc.
330 Madison Ave.
New York, NY 10017

Re: **Artio Global Investors Inc.**
       Amendment No. 6 to Registration Statement on Form S-1
       Filed on August 27, 2009
       File No. 333-149178

Dear Mr. Pell:

       We have reviewed your supplemental response and the above referenced filing and have the following comment.

General

1.   We note your response to comment 1 in our letter dated August 17, 2009. If applicable, please disclose that you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees. We would not object if you disclosed your response to our letter in the prospectus; i.e., that you do not intend to take advantage of the NYSE controlled company exemption.

       As appropriate, please amend your registration statement in response to these comments. You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 or me at (202) 551-3760 with any other questions.

                                                               Sincerely,

                                                               Pamela A. Long
                                                               Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP
        450 Lexington Ave.
        New York, NY 10017